UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPECTRA ENERGY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84756N109

(CUSIP Number)

Tyler W. Robinson

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Corp (“Spectra Energy”) 20-5413139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP (the “Issuer”) reported as beneficially owned by Spectra Energy in this Schedule 13D consists of the following: 171,570,734 Common Units owned by SE Transmission (as defined below); 8,701,329 Common Units owned by SESSH (as defined below); and 50,217,799 Common Units owned by SEP GP (as defined below). SEP GP also owns 6,358,495 general partner units (“General Partner Units”) of the Issuer. Each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Capital, LLC (“SE Capital”) 51-0282142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††	SE Capital is directly wholly owned by Spectra Energy, SE Transmission is directly wholly owned by SE Capital, and each of SESSH and SEP GP is an indirect, wholly owned subsidiary of SE Capital. Therefore, SE Capital may be deemed to be the beneficial owner of (i) 230,489,862 Common Units owned by SE Transmission, SESSH and SEP GP and (ii) 6,358,495 General Partner Units owned by SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Transmission, LLC (“SE Transmission”) 76-0687370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862†††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862†††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862†††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%†††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††	SE Transmission is directly wholly owned by SE Capital and indirectly wholly owned by Spectra Energy. The sole member of SESSH is SE Transmission. The sole holder of limited partner interests in SEP GP is SE Transmission and the sole holder of general partner interests in SEP GP is SEP GP LLC (as defined below). The sole member of SEP GP LLC is SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Southeast Supply Header, LLC (“SESSH”) 20-5248997
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,701,329 ††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,701,329 ††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,701,329††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††††	SESSH is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners GP, LLC (“SEP GP LLC”) 41-2232447
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 50, 217,799†††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 50, 217,799†††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50, 217,799†††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%†††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††††	SEP GP LLC is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital. As the General Partner of SEP GP, SEP GP LLC may be deemed to be the beneficial owner of (i) 50,217,799 Common Units owned by SEP GP and (ii) 6,358,495 General Partner Units owned by SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners (DE) GP, LP (“SEP GP”) 41-2232456
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 50, 217,799††††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 50, 217,799††††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50, 217,799††††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%††††††
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

††††††	SEP GP is 99% directly owned by SE Transmission, 1% directly owned by SEP GP LLC (the general partner of SEP GP), and indirectly wholly owned by Spectra Energy, SE Capital and SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. (“EUSI”) 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%*
14.	Type of Reporting Person (See Instructions) CO

*	Spectra Energy is directly wholly owned by EUSI. Therefore, EUSI may be deemed to be the beneficial owner of 230,489,862 Common Units and 6,358,495 General Partner Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. (“EUSHI”) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862**
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%**
14.	Type of Reporting Person (See Instructions) CO

**	EUSI is directly wholly owned by EUSHI. Therefore, Spectra Energy is indirectly wholly owned by EUSHI and EUSHI may be deemed to be the beneficial owner of 230,489,862 Common Units and 6,358,495 General Partner Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. (“Enbridge”) 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 230,489,862***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 230,489,862***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,489,862***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.9%***
14.	Type of Reporting Person (See Instructions) CO

***	EUSHI is directly wholly owned by Enbridge. Therefore, Spectra Energy is indirectly wholly owned by Enbridge and Enbridge may be deemed to be the beneficial owner of 230,489,862 Common Units and 6,358,495 General Partner Units that may be deemed to be beneficially owned by Spectra Energy.

This Amendment No. 2 to Schedule 13D updates the information relating to the current beneficial owners and amends Item 4 of the Schedule 13D filed by filed by Spectra Energy Corp (“Spectra Energy”), Spectra Energy Capital, LLC (“SE Capital”), Spectra Energy Transmission, LLC (“SE Transmission”), Spectra Energy Southeast Supply Header, LLC (“SESSH”), Spectra Energy Partners GP, LLC (“SEP GP LLC”), Spectra Energy Partners (DE) GP, LP (“SEP GP”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Inc. (“Enbridge” and, together with Spectra Energy, SE Capital, SE Transmission, SESSH, SEP GP LLC, SEP GP, EUSI, and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on March 9, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 2, 2017.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

On November 29, 2017, Enbridge issued a press release (the “Press Release”) announcing that the Reporting Persons made on that date a formal offer to the Issuer to convert all of the Reporting Persons’ incentive distribution rights and general partner economic interests in the Issuer into a fixed number of additional Common Units and a non-economic general partner interest in the Issuer. A copy of the Press Release is attached as Exhibit (f) hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer with respect to the Reporting Persons’ offer will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Persons, including the satisfactory completion of due diligence, the approval of the board of directors of SEP GP LLC (the “Issuer Board”), the approval of the conflicts committee established by the Issuer Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Issuer Board and the Reporting Persons have approved a specific transaction, if any, and the Reporting Persons and the Issuer have then entered into a definitive agreement to effect such transaction, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

(f)	Press Release, dated November 29, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2017

ENBRIDGE INC.

By:	/s/ TYLER W. ROBINSON
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ WANDA M. OPHEIM
Name:	Wanda M. Opheim
Title:	Senior Vice President, Treasury

ENBRIDGE US HOLDINGS INC.

By:	/s/ ALLEN C. CAPPS
Name:	Allen C. Capps
Title:	President

ENBRIDGE (U.S.) INC.

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

	By:	/s/ VALORIE J. WANNER
	Name:	Valorie J. Wanner
	Title:	Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Corporate Secretary

Exhibit (f)

NEWS RELEASE

Enbridge Completes Strategic Plan and Financial Outlook; Announces Dividend Increase of 10% for 2018 and Confirms Growth Through 2020

CALGARY, ALBERTA – November 29, 2017 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB)(NYSE:ENB) today announced the finalization of its strategic plan and outlook (the Plan) following the merger with Spectra Energy, which closed on February 27, 2017. The Plan includes a three-year financial outlook covering 2018 – 2020. The following summarizes the key elements of the Plan, which will be further discussed at the Company’s investor conferences on December 12th and 13th, in New York and Toronto, respectively.

Highlights

•	Strong business outlook through the three-year planning horizon; resulting in a three-year compound annual ACFFO/share and dividend growth of 10% through 2020; dividend increase of 10% for 2018

•	Plan based on a remaining capital program of $22 billion through 2020

•	Rationalizing the asset mix to a pure regulated pipeline and utility business model emphasizing low risk and strong growth in three core businesses: Liquids Pipelines and Terminals, Gas Transmission and Storage and Gas Utilities

•	Identified $10 billion of non-core assets and intend to sell or monetize a minimum of $3 billion in 2018

•	Accelerating deleveraging to further strengthen the balance sheet; Debt to EBITDA of 5.0x expected by the end of 2018

•	Enbridge today announced a $1.5 billion privately placed common equity issuance and intends to issue an additional $4 billion of hybrid securities through the end of 2018

•	Enbridge Income Fund Holdings Inc. today announced a $0.5 billion public common equity issuance

•	Enbridge’s target credit metrics through the Plan horizon can be satisfied with additional asset sales, sponsored vehicle equity and the dividend reinvestment program; no additional follow-on common equity required for the Plan

•	Strong three-year outlooks provided for Enbridge Income Fund, Enbridge Energy Partners and Spectra Energy Partners (SEP)

•	To enhance Spectra Energy Partners’ cost of capital, Enbridge has provided SEP a formal proposal to exchange its incentive distribution rights and General Partner economic interests for newly issued limited partner units of SEP

Strategic Priorities

Enbridge is now the largest energy infrastructure company in North America with consolidated assets totaling over C$160 billion as at September 30, 2017, covering the most important and growing energy demand markets and supply basins. Enbridge’s key strategic priorities are as follows:

•	Focus on the safety and operational reliability of our systems and ensure cost effective and efficient transportation for our customers;

•	Ensure strong execution of our secured capital program that will drive ACFFO growth through 2020;

•	Concentrate on growth of core businesses through extensions and expansions of our premium liquids pipeline, natural gas transmission and gas utility franchises;

•	Further strengthen our financial position and optimize our cost of capital through diversified access to capital markets;

•	Position Enbridge for long term growth beyond 2020 through disciplined capital allocation.

Commenting on the strategic plan and outlook, Al Monaco, President and CEO of Enbridge noted; “2017 has been an important transition year for Enbridge. The acquisition of Spectra Energy has significantly diversified our asset base and opportunity set, and repositioned Enbridge for the future, particularly with respect to natural gas which we see as having excellent fundamentals and opportunities going forward. Integration is going well and synergy capture is on target. We have continued to successfully execute on our secured capital program, with roughly $12 billion of new projects expected to be put into service in 2017.”

Mr. Monaco continued, “With the Spectra Energy assets now in the fold, we will focus our attention on what we do best and the value proposition that has served shareholders well over the years. We will rationalize our asset mix to a pure regulated pipeline and utility business model, which emphasizes low risk businesses and strong growth in our three crown jewel businesses: liquids pipelines and terminals, natural gas transmission and storage and natural gas utilities. These franchises represent critical energy infrastructure with un-paralleled competitive positions, highly predictable cash flows and embedded growth. Through this review, we’ve identified a total of $10 billion of assets that are non-core to Enbridge. In 2018, at least $3 billion of certain unregulated gas midstream and onshore renewables businesses will be sold or monetized.”

Balance Sheet Strengthening Actions

The Company’s financing plan has been designed to fund its industry leading secured growth program while deleveraging the balance sheet. The plan achieves strong, investment grade credit metrics throughout the three-year period, with its Debt to EBITDA metric expected to reach 5x by the end of 2018, and trending to approximately 4.5x by 2020.

Total spending on secured growth and maintenance capital is expected to be approximately $22 billion through the end of 2020. This capital funding requirement, together with targeted debt reduction of approximately $4 billion, will be satisfied with the following sources:

•	$14B – Internally generated cash flow, net of dividends/distributions
•	$1.5B – Enbridge Inc. common equity (announced today)
•	$0.5B – Enbridge Income Fund Holdings Inc. common equity (announced today)
•	$4.0B – Hybrid securities (planned through the end of 2018)
•	$3.0B – Non-core asset sales (planned through the end of 2018)

A combination of DRIP and sponsored vehicle equity will satisfy the remaining requirement. As such, no further follow-on Enbridge Inc. common equity is required to support the current financing plan. In addition, the Company can create significant further financing flexibility through incremental non-core asset sales or monetizations, issuance of hybrid securities and sponsored vehicle financing actions.

Mr. Monaco commented, “With on-going execution of our secured capital investment program, it’s important that we maintain a strong financial position and financing flexibility, which this plan achieves. Over the last two years, excluding the common equity issued today, we’ve raised approximately $7.5 billion in equity or equity equivalent funding, financed the Spectra acquisition with 100% equity and sold or monetized $2.6 billion in non-core assets, which demonstrates our commitment to pro-active management of the balance sheet during this period of growth. The asset sales and further actions we’re announcing today, along with our three-year financing plan, will provide the capital required to fund our secured growth program and provide the financial flexibility going forward to support the execution of our strategy.”

2018 Guidance and Three-Year Financial Outlook

Enbridge expects 2018 ACFFO/share from its existing operation and secured-only capital program in the range of $4.15 to $4.45/share, inclusive of the dilutive effect of the $1.5 billion common equity issuance announced today and the other planned funding and asset sale actions noted above. The secured-only financial outlook implies a three-year compound annual growth rate in ACFFO/share of approximately 10% off of the midpoint 2017 guidance range of $3.60 - $3.90/share, ending with a midpoint of approximately $5/share of ACFFO in 2020.

Dividend Increase and Dividend Growth Outlook

The Board of Directors approved an increase in the annual Dividend of 10% for 2018. The new quarterly dividend of $0.671/share will be payable on March 1, 2018, to shareholders of record on February 15, 2018. Enbridge expects to continue to deliver annual dividend growth of 10% through 2020, which is expected to result in a dividend payout through the planning horizon of below 65% of ACFFO/share.

Commenting on the dividend increase, Mr. Monaco noted: “Over the decades, Enbridge has delivered superior shareholder value. Our low risk business model has resulted in strong and consistent growth in the dividend which we are continuing to deliver though this Plan period.”

Sponsored Vehicles

Three-year financial plans for the sponsored vehicles were also approved by Enbridge, as well as the Boards of Directors of Spectra Energy Partners, Enbridge Energy Partners and Enbridge Income Fund. Each of the Sponsored vehicles is expected to maintain solid distribution growth, strong distribution coverage, and solid investment grade credit ratings:

•	Enbridge Income Fund Holdings (ENF:TSX) announced today that it will increase its monthly dividend by 10% effective with the dividend payable on February 15, 2018. In addition, the robust long term outlook for distribution growth at Enbridge Income Fund (the Fund) will now support extension of annual dividend increases of 10% to ENF shareholders through 2020. ENF also announced a $0.5 billion common equity bought deal issuance, which along with a $0.1 billion common equity issuance to Enbridge to maintain Enbridge’s 19.9% common equity interest in ENF, will be used to increase its ownership in the Fund. The Fund is expected to realize strong EBITDA growth over the planning horizon while maintaining distribution coverage of 1.2x to 1.3x. The Fund Group credit metrics are expected to strengthen over the forecast horizon as a result of growing EBITDA from strong business performance and its secured capital program, and bolstered by the common equity investment by ENF which satisfies the Fund Group’s equity requirements through 2020. Debt to EBITDA levels are forecast to be below 5.0x by the end of 2018 and remain below this level for the remainder of the outlook period.

•	Enbridge Energy Partners, L.P. (EEP) (NYSE:EEP) is now comprised of highly predictable, stable cash generating assets, including the U.S. portion of the Enbridge’s crude oil mainline system. EEP is expected to generate distributable cash flow per unit growth of approximately 3% through 2020. Management expects distribution growth to approximately follow distributable cash flow growth. Distribution coverage of approximately 1.2x is targeted throughout the planning period. The Partnership expects consolidated Debt to EBITDA to be approximately 4.0x by 2020, once its liquids pipeline growth projects are placed into service and its call options in joint funding arrangements have been exercised.

•	Spectra Energy Partners L.P. (SEP) (NYSE:SEP) is expected to deliver on its targeted $0.0125/unit quarterly distribution increase through 2018, which equates to ~7% distribution growth next year, with distribution coverage of 1.1x-1.2x. After 2018, the execution of the current secured organic growth plan alone supports distribution growth of 4% – 6% annually in 2019 and 2020, while maintaining distribution coverage of 1.1x to 1.2x. This outlook could be further enhanced with additional organic growth and future drop down transactions. The Debt to EBITDA metric is expected to remain below 4.0x through 2020.

In addition, today Enbridge made a formal offer to Spectra Energy Partners, LP (NYSE:SEP) (SEP) to convert all of Enbridge’s incentive distribution rights (IDRs) and general partner (GP) economic interests in SEP into a fixed number of additional common units in SEP and a non-economic GP interest in SEP. Through this proposal, Enbridge seeks to highlight the value of its IDRs and GP economic interest in SEP, and reduce SEP’s cost of capital to support the sustainable long-term growth of the partnership. Enbridge would continue to act as SEP’s general partner. Enbridge expects the proposed transaction to be appropriately reviewed by SEP’s Board of Directors, including by a conflicts committee comprised of independent members of the SEP board. No assurance can be given that Enbridge and SEP will reach agreement on the proposed transaction.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management's assessment of Enbridge and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected ACFFO or ACFFO per share; expected future dividends and dividend growth; expected debt to EBITA ratios; expected monetization of assets and future asset mix of the Company; completion of announced common equity issuances; future common equity and hybrid securities issuances; expected proceeds of the dividend reinvestment program; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected impact on cash flows of the Company's commercially secured growth program; expected future growth and expansion opportunities; expectations regarding integration of Spectra Energy Corp (“Spectra”) and associated synergy capture; exchange of incentive distribution rights and units of SEP; impact of an exchange of incentive distribution rights of SEP on SEP’s cost of capital; the Company's scale, financial flexibility, growth program, future business prospects and performance; distribution payout policy and distributable cash flow growth; distribution growth and dividend payout expectation; and changes to Enbridge’s corporate structure.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company's projects; anticipated in-service dates; weather; governmental legislation; acquisitions and dispositions and the timing and terms thereof; the success of integration plans; impact of capital project execution on the Company's future cash flows; credit ratings; capital project funding; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends and distributions. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for the Company's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company's services and cost of inputs, and are therefore inherent in all forward-looking statements.

Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected ACFFO and distributable cash flow and associated per share amounts, or estimated future dividends or distributions. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com